# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RELMADA THERAPEUTICS, INC., CIK 0001553643
CUSIP: 75955J402
Title of class of securities: Common Stock ($.001 par value)
Address of issuer's principal executive offices: 2222 PONCE DE LEON BLVD., 3RD FLOOR, CORAL GABLES, Florida (FL), 33134
Date of event which requires filing of this statement: 04/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002050709

## Reporting persons
- Squadron Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,821,835; sole dispositive power 0; shared dispositive power 1,821,835; aggregate amount beneficially owned 1,821,835 (5.5% of the class)
- Squadron Capital Management LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,050,000; sole dispositive power 0; shared dispositive power 2,050,000; aggregate amount beneficially owned 2,050,000 (6.2% of the class)
- William Blank: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,050,000; sole dispositive power 0; shared dispositive power 2,050,000; aggregate amount beneficially owned 2,050,000 (6.2% of the class)

## Item 1. Issuer
Name of issuer: RELMADA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 2222 PONCE DE LEON BLVD., 3RD FLOOR, CORAL GABLES, FLORIDA, 33134.

## Item 2. Person Filing
Name of person filing:
Squadron Master Fund LP

Squadron Capital Management, LLC

William Blank
Address of principal business office or, if none, residence:
Squadron Master Fund LP
c/o Squadron Capital Management, LLC
999 Oakmont Plaza Drive, Suite 600
Westmont, IL 60559

Squadron Capital Management, LLC
999 Oakmont Plaza Drive, Suite 600
Westmont, IL 60559

William Blank
c/o Squadron Capital Management, LLC
999 Oakmont Plaza Drive, Suite 600
Westmont, IL 60559
Citizenship:
Squadron Master Fund LP - Delaware

Squadron Capital Management, LLC - Delaware

William Blank - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Squadron Capital Management, LLC is an investment adviser that is registered as an Exempt Reporting Adviser with the Securities and Exchange Commission. Squadron Capital Management, LLC, which serves as investment adviser to private funds, including but not limited to Squadron Master Fund LP (collectively, the "Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Blank, as Partner of Squadron Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Squadron Capital Management, LLC and Mr. Blank expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Squadron Capital Management, LLC or Mr. Blank are the beneficial owner of any of the securities reported herein.

Squadron Master Fund LP - 1,821,835 shares

Squadron Capital Management, LLC - 2,050,000 shares

William Blank - 2,050,000 shares
Percent of class:
Ownership percentage is based on 33,191,622 shares of common stock, $0.001 par value per share, outstanding as of March 25, 2025, as represented by the Issuer in the Form 8-K filed with the Securities and Exchange Commission on March 27, 2025.

Squadron Master Fund LP - 5.5%

Squadron Capital Management, LLC - 6.2%

William Blank - 6.2%
Sole power to vote or to direct the vote:
Squadron Master Fund LP - 0

Squadron Capital Management, LLC - 0

William Blank - 0
Shared power to vote or to direct the vote:
Squadron Master Fund LP - 1,821,835 shares

Squadron Capital Management, LLC - 2,050,000 shares

William Blank - 2,050,000 shares
Sole power to dispose or to direct the disposition:
Squadron Master Fund LP - 0

Squadron Capital Management, LLC - 0

William Blank - 0
Shared power to dispose or to direct the disposition:
Squadron Master Fund LP - 1,821,835 shares

Squadron Capital Management, LLC - 2,050,000 shares

William Blank - 2,050,000 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Note above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Squadron Master Fund LP: /s/ Matt Sesterhenn, Partner, Squadron Partners LLC, its General Partner (05/01/2025)
- Squadron Capital Management LLC: /s/ Matt Sesterhenn, Partner (05/01/2025)
- William Blank: /s/ William Blank, William Blank (05/01/2025)